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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

AVENTIS
(Name of Subject Company)

AVENTIS
(Name of Person Filing Statement)

Ordinary Shares, nominal value 3.82 Euros per Ordinary Share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

053561106
(CUSIP Number of Class of Securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

☐ Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

        This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Aventis on April 16, 2004 and amended on April 19, April 20, April 22, April 26, April 27, April 28, April 29, April 30 and May 5, 2004. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

        Item 4 is hereby amended and supplemented by adding the following hereto:

Opinions of Financial Advisors

  Opinion of Goldman Sachs International

        At a meeting of the Supervisory Board of Aventis on April 25, 2004, Goldman Sachs International ("Goldman Sachs") rendered its oral opinion, subsequently confirmed in writing, that, as of April 25, 2004 and based upon and subject to the factors and assumptions set forth in its written opinion, the cash and stock consideration in the aggregate to be received by the holders of Aventis ordinary shares in the Improved Offer is fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated April 25, 2004, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A to this Schedule 14D-9. Holders of Aventis ordinary shares should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Supervisory Board of Aventis in connection with the Supervisory Board's consideration of the Improved Offer. The Goldman Sachs opinion is not a recommendation as to whether a holder of Aventis ordinary shares should tender its shares in the Improved Offer and is not a recommendation as to whether a holder of Aventis ordinary shares should elect to receive the all-cash equivalent or the all-stock equivalent of the consideration to be received by it.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the letter agreement entered into by Aventis and Sanofi on April 25, 2004 (the "Agreement");

  •
  the Registration Statement on Form F-4 and Schedule TO, filed with the U.S. Securities and Exchange Commission by Sanofi, and the "Note d'Information" of Sanofi which received the AMF visa on February 12, 2004;

  •
  annual reports to shareholders of Aventis and Sanofi for the two years ended December 31, 2003;

  •
  certain interim reports to shareholders of Aventis and Sanofi;

  •
  certain other communications from Aventis and Sanofi to their respective shareholders; and

  •
  certain internal financial analyses and forecasts for Aventis prepared by its management.

        Goldman Sachs also held discussions with members of the senior management of Aventis regarding certain cost savings and operating synergies projected by the management of Aventis and Sanofi (as per Sanofi's public information) to result from the transaction contemplated by the Agreement. Goldman Sachs also held discussions with members of the senior management of Aventis regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of both Aventis and Sanofi. In addition, Goldman Sachs reviewed the reported price and trading activity for the Aventis ordinary shares and the Sanofi ordinary shares, compared certain financial and stock market information for Aventis and Sanofi with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the global pharmaceutical industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

        Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with Aventis' consent that the internal financial forecasts prepared by the management of Aventis have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Aventis. Goldman Sachs did not have direct access to any non-public information relating to Sanofi, nor was it provided the opportunity to participate in any direct discussions with Sanofi or its advisors in relation to Sanofi or the terms of the Improved Offer. Goldman Sachs notes in its opinion that the management of Aventis and the management of Sanofi held discussions with respect to the past and current business operations, financial condition and future prospects of Sanofi, including the current Plavix litigation. In that regard, Goldman Sachs did not receive Sanofi's internal financial analyses and forecasts in connection with the opinion described above. Accordingly, based on the discussions Aventis held with management of Sanofi and with Aventis' consent, Goldman Sachs has assumed that the research analysts' estimates for Sanofi published by certain selected brokers and the Institutional Brokers Estimate System (IBES) are a reasonable basis upon which to evaluate the future financial performance of Sanofi and used such estimates in its analysis. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Aventis or Sanofi or any of their respective subsidiaries and nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs also has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on Aventis or Sanofi or on the expected benefits of the transaction in any way meaningful to its analysis.

        For the purpose of this opinion, Goldman Sachs also has assumed the risks associated with the Plavix litigation are appropriately reflected in the market price of Sanofi ordinary shares. Goldman Sachs' opinion speaks as of its date, and accordingly Goldman Sachs gives no opinion as to the fairness of the consideration in the event of the actual loss of the Plavix patent, however Goldman Sachs notes in its opinion that the actual loss of the patent could materially and adversely affect the value of the aggregate consideration to be received by holders of Aventis ordinary shares in the Improved Offer. Goldman Sachs noted that whereas selected research analyst consensus target prices valued the Sanofi ordinary shares at €62 per share (implied Improved Offer value of €72 per Aventis ordinary share), the corresponding consensus target price in the event of a loss of the Plavix patent would be reduced to €47 per Sanofi ordinary share (implied Improved Offer value of €59 per Aventis ordinary share if there were certainty of loss of the patent).

        Broker estimates and target prices are not necessarily indicative of Sanofi share prices in the future, nor are they necessarily indicative of the actual outcome of the Plavix litigation. The actual effect on the value of the consideration received by Aventis shareholders may be significantly more or less than the effect suggested by broker estimates. The actual outcome of the Plavix litigation is uncertain and is based upon factors beyond the control of the parties or their respective advisors. Goldman Sachs assumes no responsibility if the effect of the outcome of the Plavix litigation on the share price of Sanofi ordinary shares is materially different than the assumptions made by Goldman Sachs for purposes of its analysis.

        The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described, and the results of those analyses, do not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 25, 2004 and is not necessarily indicative of current market conditions.

        Implied Premium Analysis.    Goldman Sachs compared the consideration to be received by holders of Aventis ordinary shares based on the exchange ratio contemplated in the Agreement of 0.8333 Sanofi ordinary share plus €20 in cash per Aventis ordinary share and the closing share prices of the Sanofi ordinary shares at various times (closing share prices on January 15, 2004, January 21, 2004 and April 23, 2004, and the volume weighted average share prices for the one-week, one-month, two-month, three-month, six-month and one-year periods ended January 21, 2004), to the volume weighted average share price of Aventis ordinary shares for the corresponding periods. This analysis indicated that the aggregate consideration per Aventis ordinary share to be received by holders of Aventis ordinary shares pursuant to the Improved Offer of 0.8333 Sanofi ordinary share plus €20 in cash per Aventis ordinary share represents a premium of 1% based on share prices as of the last trading day prior to announcement of the Improved Offer (April 23, 2004) and a premium of 30% to 38% based on unaffected share prices up to January 21, 2004.

        Contribution Analysis.    Goldman Sachs analyzed the relative historical and projected income statement contributions of Aventis and Sanofi, on a percentage basis, to the income statement and public market valuation items of the combined company following completion of the Improved Offer for the year 2003 and forecast for the year 2007, not including estimated synergies or incremental transaction related expenses. The future operating and financial information was based, for Aventis, on forecasts by senior management of Aventis and selected broker estimates and, for Sanofi, on selected broker estimates. Goldman Sachs analyzed the contributions of Aventis and Sanofi for sales, EBITA and reported net earnings excluding goodwill amortization, other non-cash effects of purchase accounting for the acquisition and offer-related exceptional items ("adjusted earnings"), before taking into account any of the potential benefits that may be realized by the combined company following completion of the Improved Offer. This analysis indicated that the income statement contribution of Aventis to the pro forma combined company on these bases, would range from 56% to 68%. The relative equity market capitalization contribution of Aventis to the pro forma combined entity, based on the market capitalization of Aventis and Sanofi using the closing prices of Aventis and Sanofi ordinary shares on January 21, 2004, would be 51%.

        Goldman Sachs compared all of the above results with the expected percentage ownership of holders of Aventis ordinary shares in the combined company of 49.1% based on diluted shares outstanding as of December 31, 2003 and the cash consideration of €20 per Aventis ordinary share tendered.

        Selected Companies Analysis.    Goldman Sachs reviewed and compared selected financial information, ratios and public market multiples for Aventis at the implied value of the Improved Offer to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the pharmaceutical industry:

  •
  Abbott Laboratories Inc.;

  •
  AstraZeneca Plc;

  •
  Eli Lilly and Company;

  •
  GlaxoSmithKline Plc;

  •
  Johnson & Johnson Inc.;

  •
  Merck & Co., Inc.;

  •
  Novartis A.G. (based on unaffected trading value as of February 16, 2004);

  •
  Roche Holding Inc.;

  •
  Pfizer Inc.;

  •
  Sanofi-Synthélabo S.A. (based on unaffected trading value as of January 21, 2004); and

  •
  Wyeth, Inc.

        Although none of the selected companies above is directly comparable to Aventis, the companies included were chosen because they are large publicly traded pharmaceutical companies with operations that for purposes of this analysis may be considered similar to certain operations of Aventis.

        Goldman Sachs calculated and compared various financial multiples and ratios based on information it obtained from the latest available SEC filings and Institutional Broker Estimate Service, or IBES, estimates, except for Aventis, Sanofi and Novartis for which Goldman Sachs used selected broker estimates. The multiples and ratios for Aventis and for each of the selected companies were calculated using the closing share prices on April 23, 2004 (except as otherwise indicated above). Goldman Sachs calculated and compared the following multiples:

  •
  Enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated EBITDA for the year 2004; and

  •
  Equity value as a multiple of estimated 2004 adjusted earnings.

        The results of these analyses are summarized as follows:

	Range for Selected Companies	Aventis at Unaffected Value on January 21, 2004	Aventis at Implied Offer Value
Enterprise Value / 2004 Estimated EBITDA	9.9x to 18.7x	8.1x	10.3x
Equity Value / 2004 Estimated Adjusted Earnings	14.9x to 26.7x	12.8x	16.5x

        Selected Transactions Analysis.    The selected transaction analysis compares the price paid in precedent transactions to the market price of the target company prior to the launch of an offer. Goldman Sachs analyzed certain information relating to the following selected transactions in the pharmaceutical industry since 1995:

        Acquisitions

  •
  Pfizer Inc./Pharmacia Corporation (2002)

  •
  Pfizer Inc./Warner-Lambert Company (1999)

  •
  Glaxo plc/Wellcome plc (1995)

        Mergers of Equals (based on terms of the offer)

  •
  Glaxo Wellcome plc/Smithkline Beecham plc (2000)

  •
  Monsanto Company/Pharmacia-Upjohn, Inc. (1999)

  •
  Zeneca Group plc/Astra (1998)

  •
  Sandoz/Ciba (Novartis) (1996)

  •
  Pharmacia AB/The Upjohn Company (1995)

        Goldman Sachs also analyzed certain information relating to the following transactions in France since 1997:

        Acquisitions

  •
  Alcan Inc./Pechiney (2003)

  •
  Crédit Agricole SA/Crédit Lyonnais SA (2002)

  •
  Schneider Electric SA/Legrand (2001)

  •
  HSBC Holdings plc/CCF S.A. (2000)

  •
  BNP/Paribas (1999)

  •
  Total Fina SA/Elf Acquitaine (1999)

  •
  Allianz Aktiengesellschaft/Assurances Générales de France S.A. (1998)

        Mergers of Equals (based on terms of the offer)

  •
  Carrefour SA/Promodes (1999)

  •
  Dexia France/Dexia Belgium (1999)

  •
  Sanofi/Synthélabo (1999)

  •
  Compagnie de Suez/Lyonnaise des Eaux (1997)

        For each of the selected transactions, Goldman Sachs calculated and compared the premia represented by the per share consideration in relation to the one-month average closing share prices of the acquired company's share capital prior to announcement of the transaction.

        The following table presents the results of this analysis:

Premium over One-Month Average Share Price
Pharmaceutical Acquisitions	44% to 51%
Pharmaceutical Merger of Equals	0% to 13%
French Acquisitions	25% to 63%
French Merger of Equals	9% to 24%
Aventis/Sanofi Improved Offer	31%*

        * The premium represented by the per share consideration to be received by holders of Aventis ordinary shares in the Improved Offer in relation to the one-month volume weighted average share prices of Aventis ordinary shares up to January 21, 2004.

        Goldman Sachs notes that none of the precedent transactions were identical to the Improved Offer contemplated in the Agreement and that, accordingly, an analysis of the precedent transactions necessarily involves complex considerations and judgments on the respective differences of each transaction and the differences in industry and individual company dynamics, stock market valuation parameters and various other factors that would necessarily affect the premium offered to Aventis shareholders in the proposed transaction as compared to the premia offered in precedent transactions.

        Pro Forma Financial Impact Analysis.    Goldman Sachs prepared an illustrative pro forma analysis of the potential financial impact of the transaction using earnings estimates prepared by the management of Aventis in the case of Aventis and using selected broker estimates in the case of both Aventis and Sanofi. For each of the years 2005, 2006 and 2007, Goldman Sachs compared the estimated adjusted earnings per Aventis ordinary share on a standalone basis and the estimated adjusted earnings per Sanofi ordinary share on a standalone basis, to the estimated adjusted earnings per ordinary share of the pro forma combined company. Goldman Sachs performed this analysis based on the Improved Offer of 0.8333 Sanofi ordinary share and €20 in cash for each Aventis ordinary share and the operating synergies projected by the management of Sanofi (as per Sanofi's public information) to result from the transaction. Based on such analyses, the transaction would be (1) accretive to holders of Aventis ordinary shares and (2) accretive to holders of Sanofi ordinary shares on an adjusted earnings per share basis in the years 2005, 2006 and 2007.

        Illustrative Value Pick-up Analysis.    Using the same adjusted earnings estimates described above for the years 2005, 2006 and 2007 and the Improved Offer of 0.8333 Sanofi ordinary share and €20 in cash for each Aventis ordinary share, Goldman Sachs also calculated illustrative values of the aggregate consideration to be received by holders of Aventis ordinary shares (including anticipated synergies) based on 2005, 2006 and 2007 forward price/adjusted earnings multiples ranging from 10.3x to 16.9x and adjusted earnings forecasts based, for Aventis, on forecasts prepared by the management of Aventis and selected broker estimates and, for Sanofi, on selected broker estimates. Goldman Sachs then compared these illustrative values with the aggregate value of the Aventis ordinary shares on a standalone basis. In each case, the illustrative values calculated with respect to the aggregate consideration to be received by holders of Aventis ordinary shares in the Improved Offer were greater than the aggregate value of the Aventis ordinary shares on a standalone basis, by 13% to 51%.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Aventis or Sanofi or the contemplated Improved Offer.

        Goldman Sachs prepared these analyses solely for purposes of Goldman Sachs' providing its opinion to the Supervisory Board of Aventis as to the fairness from a financial point of view to the holders of Aventis ordinary shares of the Improved Offer contemplated by the Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Aventis, Sanofi, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        As described above, Goldman Sachs' opinion to the Supervisory Board of Aventis was one of many factors taken into consideration by the Supervisory Board of Aventis in making its determination to approve the Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A to this Schedule 14D-9.

        Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We have acted as financial advisor to Aventis in connection with, and have participated in certain of the negotiations leading to, the Improved Offer contemplated by the Agreement. In addition,

Goldman Sachs has provided certain investment banking services to Aventis from time to time, including having acted as financial advisor to Rhône-Poulenc in its merger with Hoechst in May 1999 to create Aventis, and having acted as financial advisor to Aventis in its divestiture of Aventis CropScience in June 2002. Goldman Sachs also has provided certain investment banking services to Sanofi from time to time, including having acted as financial advisor in its divestiture of Sanofi Santé Nutrition Animale in March 1995. Goldman Sachs may provide investment banking services to Aventis and Sanofi in the future. In connection with the above-described investment banking services, in the past two years Goldman Sachs has received fees of $9 million from Aventis.

        Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Aventis, Sanofi and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Aventis and Sanofi for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        The Supervisory Board of Aventis selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Improved Offer contemplated by the Agreement. Pursuant to a letter agreement dated April 23, 2004, Aventis engaged Goldman Sachs to act as its financial advisor in connection with the proposed Improved Offer. Pursuant to the terms of this engagement letter, Aventis has agreed to pay Goldman Sachs a customary transaction fee, a significant portion of which is payable upon completion of the transaction. In addition, Aventis has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws arising out of its engagement.

  Opinion of Morgan Stanley & Co. Limited

        In January 2004, Aventis engaged Morgan Stanley & Co. Limited ("Morgan Stanley") to provide it with financial advisory services in connection with the unsolicited offer by Sanofi for Aventis. Pursuant to its engagement, Aventis asked Morgan Stanley to provide its opinion to the Aventis Supervisory Board as to whether the consideration to be received by holders of Aventis ordinary shares in the Improved Offer was fair from a financial point of view to such holders as of April 25, 2004. Aventis selected Morgan Stanley to act as financial advisor to the Aventis Supervisory Board based on Morgan Stanley's qualification, expertise, reputation and its knowledge of Aventis.

        At a meeting of the Aventis Supervisory Board on April 25, 2004, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing in an opinion letter dated April 25, 2004, to the effect that, as of April 25, 2004, and based on and subject to the assumptions and other considerations set forth therein, the Improved Offer consideration to be received by the holders of Aventis ordinary shares in the Improved Offer was fair from a financial point of view to such holders.

        The full text of the written opinion of Morgan Stanley, dated April 25, 2004, and reflecting its conclusion regarding the fairness from a financial point of view, as of April 25, 2004, of the Improved Offer consideration to be received by the holders of Aventis ordinary shares in the Improved Offer, is attached as Annex B to this Schedule 14D-9. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Holders of Aventis ordinary shares should read the entire opinion carefully. No limitations were imposed by the Aventis Supervisory Board upon Morgan Stanley with respect to the investigations made or procedures followed in rendering its opinion. Morgan Stanley provides in its opinion that it had no access to any non-public information with respect to Sanofi, performed no due diligence on any non-public information relating to Sanofi, and did not participate in any discussions with Sanofi or its advisors in relation to Sanofi or the terms of the Improved Offer. Morgan Stanley's opinion is addressed and directed to the Aventis Supervisory Board and addresses only the fairness as of April 25, 2004 from a financial point of view of the consideration to be received by holders of Aventis ordinary shares in the Improved Offer. It does not address any other aspects of the Improved Offer and does not constitute a recommendation or opinion by Morgan Stanley as to whether any holder of Aventis ordinary shares should tender its Aventis ordinary shares into the Improved Offer. In addition, Morgan Stanley does not express any opinion as to the procedures and limitations applied to determine mix and match elections with respect to the Improved Offer. This summary does not purport to be a complete description of the analyses performed by Morgan Stanley in connection with rendering its opinion, and is qualified in its entirety by reference to the full text of the written opinion of Morgan Stanley dated April 25, 2004 attached as Annex B to this Schedule 14D-9.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  (i)
  reviewed certain publicly available financial statements and other business and financial information of Aventis and Sanofi;

  (ii)
  reviewed certain internal financial and operating data concerning Aventis prepared by the management of Aventis;

  (iii)
  reviewed certain analyses and forecasts for Aventis prepared by the management of Aventis;

  (iv)
  discussed the past and current business, operations, financial condition and future prospects of Aventis and Sanofi with senior officers and directors of Aventis and other representatives and advisors of Aventis;

  (v)
  discussed with members of the senior management of Aventis certain cost savings and operating synergies projected by the managements of Aventis and Sanofi (based on public information) to result from the transaction;

  (vi)
  reviewed the reported prices and trading activity for the Aventis ordinary shares and the Sanofi ordinary shares;

  (vii)
  compared the financial performance of Aventis and Sanofi and the prices and trading activity of the Aventis ordinary shares and of the Sanofi ordinary shares with that of certain other comparable publicly-traded companies and their securities;

  (viii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (ix)
  reviewed the Note d'Information, the Sanofi Registration Statement on Form F-4 and Schedule TO filed with the U.S. Securities and Exchange Commission and the Improved Offer, as proposed by Sanofi; and

  (x)
  reviewed such other information, performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

        In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it as of April 25, 2004 for the purposes of its opinion. With respect to the financial statements, the financial analyses and forecasts and other financial data, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Aventis as of April 25, 2004. Morgan Stanley did not perform any legal due diligence, carry out any accounting or tax review (or give any advice in relation thereto) or make any technical assessment of the assets of Aventis or Sanofi, and does not assume any liability in respect thereof.

        Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Aventis or Sanofi, nor was Morgan Stanley furnished with any such valuations or appraisals. Furthermore Morgan Stanley did not have access to any non-public information and did not perform any due diligence on any non-public information relating to Sanofi, nor did Morgan Stanley participate in any discussions with Sanofi or its advisors in relation to Sanofi or the terms of the Improved Offer. Morgan Stanley noted in its opinion that the management of Aventis and the management of Sanofi held discussions with respect to the past and current business, operations, financial condition and future prospects of Sanofi.

        Morgan Stanley also assumed that the Improved Offer would be consummated on the terms set forth in the Note d'Information as revised by the proposed Improved Offer. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of April 25, 2004. Morgan Stanley assumed that in connection with the receipt of necessary regulatory approvals for the Improved Offer, no restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the transaction.

        For the purpose of its opinion, Morgan Stanley assumed that the risks associated with the pending challenges in the United States and Canada to the validity of the patent for Plavix®, in particular the probability of occurrence of a negative outcome and its financial consequences, were appropriately reflected in the market price of the Sanofi ordinary shares. Morgan Stanley's opinion was rendered as of April 25, 2004, and accordingly it gave no opinion as to the fairness of the Improved Offer consideration in the event of the actual loss of the Plavix patent before its planned expiry; however, Morgan Stanley noted that such event could materially and adversely affect the value of the Improved Offer consideration.

        Morgan Stanley's opinion does not address the merits of the underlying decision by Aventis to proceed with the Improved Offer or to recommend the Improved Offer to its shareholders nor does it constitute a recommendation or opinion by Morgan Stanley as to whether Aventis shareholders should tender their Aventis ordinary shares into the Improved Offer. In addition Morgan Stanley's opinion does not in any manner address the prices at which the Aventis ordinary shares or the Sanofi ordinary shares will trade at any time including following commencement or closing of the Improved Offer.

        The following is a summary of the material financial analyses performed by Morgan Stanley in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Morgan Stanley. The order of analyses described does not represent relative importance or weight given to those analyses by Morgan Stanley. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Morgan Stanley's financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 25, 2004 and is not necessarily indicative of current market conditions.

Historical Exchange Ratio Analysis

        Morgan Stanley reviewed the historical performance of Aventis ordinary shares and Sanofi ordinary shares based on a historical analysis of volume weighted closing prices on Euronext Paris at selected periods during the one year period prior to January 21, 2004, the last trading day prior to rumors of an unsolicited offer by Sanofi for Aventis, and during selected periods between the announcement by Sanofi of its initial unsolicited offer on January 26, 2004 and April 23, 2004, the last trading day prior to the announcement of the Improved Offer by Sanofi for the Aventis ordinary shares. Morgan Stanley calculated the implied exchange ratio of Sanofi ordinary shares to Aventis ordinary shares based on the average volume weighted closing prices of Aventis ordinary shares and Sanofi ordinary shares for the periods and as of the dates set forth in the table below.

        The following table presents the results of this analysis:

Exchange Ratio Analysis

Exchange Ratio
As of January 21, 2004(1)	0.8967x
December 22, 2003—January 21, 2004	0.8935x
October 22, 2003—January 21, 2004	0.8756x
January 22, 2003—January 21, 2004	0.8834x
January 26, 2004(2)—April 23, 2004(3)	1.1290x
March 24, 2004—April 23, 2004	1.1700x
As of April 23	1.1841x

(1)
Last trading day prior to publicly reported rumors of a Sanofi unsolicited offer for Aventis ordinary shares
(2)
Date of announcement of Sanofi initial offer
(3)
Last trading day prior to announcement of the Improved Offer

        Morgan Stanley noted that assuming the conversion of the cash consideration into ordinary shares of Sanofi using the volume weighted closing price of Sanofi ordinary shares for the one month period ending on January 21, 2004, the implied exchange ratio for the Offer was 1.1739.

Implied Premium Analysis

        Morgan Stanley analyzed the consideration to be received by holders of Aventis ordinary shares in the Improved Offer to derive premiums over the volume weighted closing prices for Aventis ordinary shares on Euronext Paris at selected periods during the one year prior to January 21, 2004, the last trading day prior to rumors of an unsolicited offer by Sanofi for Aventis ordinary shares, and over selected periods between the announcement by Sanofi of its initial unsolicited offer on January 26, 2004 and April 23, 2004, the last trading day prior to the Improved Offer by Sanofi for the Aventis ordinary shares. The analysis assumes the standard entitlement of five Sanofi ordinary shares and €120 in cash for every six Aventis ordinary shares.

        The following table presents the results of this analysis:

Implied Premium Analysis

	Consideration per Aventis Ordinary Share	Implied Premium over Aventis Ordinary Share Price
As of January 21, 2004(1)	€70.00	30.1%
December 22, 2003—January 21, 2004	€68.93	31.4%
October 22, 2003—January 21, 2004	€67.05	35.6%
January 22, 2003—January 21, 2004	€63.47	37.7%
January 26, 2004(2)—April 23, 2004(3)	€66.04	5.9%
March 24, 2004—April 23, 2004	€65.16	2.8%
As of April 23, 2004	€66.63	0.6%

(1)
Last trading day prior to publicly reported rumors of a Sanofi unsolicited offer for Aventis ordinary shares
(2)
Date of announcement of Sanofi initial offer
(3)
Last trading day prior to announcement of the Improved Offer

Contribution Analysis

        Morgan Stanley analyzed the respective contributions of Aventis and Sanofi to the income statement of the combined company following completion of the Improved Offer, based upon a consensus of publicly available broker estimates for sales, EBITA and adjusted net income (i.e., before the impact of purchase accounting for acquisitions and exceptional items) for each of Aventis and Sanofi, before taking into account any of the potential benefits that may be realized, or the related costs that may be incurred, by the combined company following the completion of the Improved Offer.

        The following table presents the results of this analysis:

Aventis Contribution to the Pro Forma Combined Company

	Sales	EBITA	Adjusted Net Income
2004 (estimated)	65.5%	57.7%	57.0%
2005 (estimated)	63.9%	56.3%	56.0%
2006 (estimated)	63.5%	55.3%	55.1%
2007 (estimated)	61.1%	56.4%	56.3%

        The contribution of Aventis to the combined company, based on the market capitalizations of Aventis and Sanofi using the closing prices of Aventis ordinary shares and Sanofi ordinary shares on Euronext Paris on January 21, 2004, was 50.6%.

        The sales and EBITA contribution analysis does not take into account the differences in capital structure of the two companies.

Selected Companies Analysis

        Morgan Stanley reviewed and compared certain financial information, ratios and public market multiples for Aventis to corresponding publicly available financial information, ratios and public market multiples for the following publicly traded companies in the pharmaceutical industry (the "Comparable Companies"):

  •
  Abbott Laboratories Inc.

  •
  AstraZeneca Plc.

  •
  Eli Lilly & Company

  •
  GlaxoSmithKline Plc

  •
  Johnson & Johnson Inc.

  •
  Merck & Co., Inc.

  •
  Novartis A.G.

  •
  Pfizer Inc.

  •
  Roche Holdings Inc.

  •
  Sanofi-Synthélabo S.A.

  •
  Wyeth, Inc.

        Morgan Stanley calculated the ratios of the price of the ordinary shares of these companies to estimated 2004 and 2007 adjusted earnings per share (i.e., before the impact of purchase accounting for acquisitions and exceptional items) ("Adjusted P/E Ratio") and the compound average growth rate of sales and adjusted earnings per share, based on information it obtained from the latest available SEC filings and the Institutional Broker Estimate Service (or IBES) for all companies except Aventis, Sanofi and Novartis where Morgan Stanley used a consensus of publicly available broker estimates. The multiples and ratios for each of the comparable companies were calculated using closing share prices on April 23, 2004, except for Aventis, Sanofi and Novartis, where Morgan Stanley calculated multiples and ratios using the corresponding information as of January 21, 2004. Morgan Stanley compared the estimated Adjusted P/E Ratios of the Comparable Companies for calendar years 2004 and 2007 to the estimated Adjusted P/E Ratios for Aventis for the same periods.

        The following table presents the results of this analysis:

Selected Companies

Implied Aventis Multiple based on Sanofi Offer
Adjusted P/E Ratio:	Range	Median	Mean	Aventis	One month period ended January 21, 2004	One month period ended April 23, 2004
2004(estimate)	14.9x-26.7x	17.8x	19.1x	13.5x	17.2x	16.3x
2007(estimate)	11.5x-17.5x	13.7x	14.0x	10.2x	13.0x	12.3x

        Morgan Stanley also considered the compound annual growth rate ("CAGR") of sales and of adjusted earnings per share for the period from January 1, 2004 through December 31, 2007. The following table presents the results of this analysis:

Selected Companies

	Range	Median	Mean	Aventis
2004-07 Sales CAGR	1.8%-10.1%	7.9%	6.9%	4.8%
2004-07 Adjusted EPS CAGR	1.8%-15.9%	9.6%	10.4%	9.8%

        Although none of the Comparable Companies is directly comparable to Aventis, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Aventis. In evaluating the Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Aventis. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.

Selected Transactions Analysis

        The selected transaction analysis compares the price paid in precedent transactions to the market price of the target company prior to the launch of an offer. Morgan Stanley reviewed the following transactions in the pharmaceutical industry and transactions for French target companies in which a significant portion of the consideration paid by the offeror was shares.

        Selected precedent pharmaceutical transactions:

  Pfizer Inc./Pharmacia Corporation (2002)
  GlaxoWellcome Plc/SmithKline Beecham Plc (2000)
  Monsanto Company/Pharmacia-Upjohn Inc. (1999)

  Pfizer Inc./Warner Lambert Company (1999)
  Zeneca Group Plc/Astra (1998)
  Sanofi S.A./Synthélabo S.A. (1998)
  Sandoz A.G./Ciba A.G. (1996)
  Pharmacia AB/The Upjohn Company (1995)
  Glaxo Plc/Wellcome Plc (1995)

        Selected precedent transactions in France with a significant share component:

  Alcan Inc./Pechiney S.A. (2003)
  Crédit Agricole S.A./Crédit Lyonnais S.A. (2003)
  Schneider Electric S.A./Legrand S.A. (2001)
  HSBC Holdings plc/CCF S.A. (2000)
  Dexia France S.A./Dexia Belgium S.A. (1999)
  Carrefour S.A./Promodès S.A. (1999)
  Total Fina S.A./Elf Acquitaine S.A. (1999)
  BNP S.A./Paribas S.A. (1999)
  Sanofi S.A./Synthélabo S.A. (1998)
  Allianz Aktiengesellschaft/Assurances Générales de France S.A. (1998)
  Compagnie de Suez S.A./Lyonnaise des Eaux S.A. (1997)

        For each of the selected transactions, Morgan Stanley calculated and compared the premia represented by the per share consideration in relation to the one month average closing share price of the target's common stock prior to announcement, and to the one month average closing share price of the acquiror's common stock prior to announcement.

        The following table presents the results of this analysis:

Selected Transactions

Premium	Range	Median	Mean	Improved Offer
Pharmaceutical transactions	(0.3)%-50.6%	12.1%	21.7%	31.4%
French transactions	8.8%-63.9%	29.5%	31.8%	31.4%

        Morgan Stanley noted that none of the precedent transactions were identical to the proposed combination of Aventis and Sanofi and that, accordingly, any analysis of the precedent transactions necessarily involved complex considerations and judgments concerning differences in industry and individual company dynamics, stock market valuation parameters, financial and operating characteristics and various other factors that would necessarily affect the premium offered to Aventis shareholders in the proposed combination as compared to the premiums offered in precedent transactions.

Pro Forma Merger Analysis

        Morgan Stanley prepared pro forma analyses of the financial impact of the transaction using adjusted earnings estimates for Aventis and Sanofi each year from 2004 to 2007 based on a consensus of publicly available brokers' estimates for Sanofi and for Aventis, and assuming completion of the Improved Offer on June 30, 2004. For each year from 2004 to 2007, Morgan Stanley compared the estimated adjusted earnings per ordinary share of Aventis on a standalone basis and the estimated adjusted earnings per ordinary share of Sanofi on a standalone basis, to the estimated adjusted earnings per ordinary share of Sanofi after giving effect to the proposed transaction on an adjusted earnings per share basis. Morgan Stanley performed this analysis assuming the timing and effects of pre-tax synergies of €1.6 Bn as announced by the management of Sanofi. A sensitivity analysis was also performed assuming pre-tax synergies of €1.0 Bn. Because of the existence of a significant cash component (€20 per Aventis ordinary share) in the standard entitlement which would render the pro forma merger analysis irrelevant from the point of view of Aventis ordinary shareholders, the pro forma merger analysis has been performed assuming an Aventis shareholder elects to receive, and receives, all Sanofi ordinary shares. Based on such analyses, the proposed transaction would be (1) accretive to holders of Aventis ordinary shares on an adjusted earnings per share basis as early as 2004, and (2) accretive to holders of Sanofi ordinary shares on an adjusted earnings per share basis as early as 2004. The table below sets forth the detailed results of this analysis:

Accretion / (Dilution)

	Aventis	Sanofi
2004 (estimate)	5%-6%	5%-6%
2005 (estimate)	9%-14%	8%-13%
2006 (estimate)	16%-24%	10%-17%
2007 (estimate)	14%-21%	11%-18%

Illustrative Value Creation Analysis

        Morgan Stanley performed an analysis of the illustrative future value of the consideration (assuming the standard entitlement) offered to holders of Aventis ordinary shares. Morgan Stanley calculated the illustrative future value of the consideration using (i) estimated unaffected Adjusted P/E Ratios for 2007 based on brokers consensus estimates for Sanofi and Aventis and the prices of Aventis and Sanofi ordinary shares as of January 21, 2004, and (ii) adjusted pro-forma earnings per share, assuming pre-tax synergies of €1.6 Bn. A sensitivity analysis was also performed assuming €1.0 Bn in pre-tax synergies.

Illustrative Value Creation Analysis (Assuming standard entitlement)

Illustrative value per Aventis ordinary share:
Based on Aventis unaffected stand-alone P/E ratio	€66-€69
Based on the unaffected blended Adjusted P/E Ratio(1)	€70-€73
Based on the Sanofi unaffected stand-alone Adjusted P/E Ratio	€76-€79

(1)
Calculated as the income-weighted average of the estimated unaffected stand-alone market multiple of Aventis and the unaffected stand-alone market multiple of Sanofi.

        The results of the illustrative value creation analysis are for illustrative purposes only, and are not necessarily indicative of future results or actual share prices, which may differ significantly from those suggested by analysis. Morgan Stanley's opinion does not address in any manner the prices at which the Aventis ordinary shares or the Sanofi ordinary shares will trade at any time in the future.

Discounted Cash Flow Analysis

        A discounted cash flow analysis values a business based on calculating the present value of a stream of projected cash flows of such business over a forecast period and the present value of a stream of cash flows in perpetuity thereafter.

        Morgan Stanley used cash flow estimates derived from a consensus of publicly available research analyst estimates for Sanofi and Aventis and from information with respect to Aventis received from senior management of Aventis, to perform a discounted cash flow analysis for the period through 2013. The discounted cash flow analysis was calculated applying a range of discount rates from 8% to 9%

and cash flow growth rates of 2.5% to 3.5% in perpetuity for Aventis on a standalone basis and for Aventis and Sanofi on a pro-forma combined basis. In its discounted cash flow analysis for Aventis and Sanofi on a pro forma combined basis, Morgan Stanley performed the analysis using pre-tax synergies of €1.6 Bn. A sensitivity analysis was also performed assuming €1.0 Bn in pre-tax synergies.

Value per Aventis ordinary share (Based on standard entitlement)

Aventis standalone value
Based on analysts consensus estimates	€52-75
Based on information from Aventis	€58-82
Combined entity value per Aventis ordinary share (Based on standard entitlement)
Based on analysts consensus estimates	€68-92
Based on information from Aventis	€71-96

Other Factors

        Morgan Stanley's opinion is rendered as of April 25, 2004, and accordingly, Morgan Stanley gave no opinion as to the fairness of the consideration to be paid to the holders of Aventis ordinary shares in the Improved Offer in the event of the actual loss of the Plavix patent before its planned expiry. For the purpose of its opinion, Morgan Stanley assumed that the risks associated with the pending challenges in the United States and Canada to the validity of the patent for Plavix, in particular the probability of occurrence of a negative outcome and its financial consequences, were appropriately reflected in the market price of the Sanofi ordinary shares.

        Morgan Stanley reviewed target prices for Sanofi ordinary shares, based on reports of research analysts covering the company. Morgan Stanley noted that based on the reports of research analysts, a negative outcome in the Plavix patent litigation could materially and adversely affect the value of the Improved Offer consideration.

        The following table presents the results of Morgan Stanley's review of research analysts target prices for ordinary shares of Sanofi.

Research Analysts Target Price

	Range	Mean	Median
Sanofi Ordinary Share	€55-€71	€62	€61
Adjusted for estimates of impact of actual loss of Plavix patents	€36-€60	€47	€45
Adjusted for estimates of impact of favorable resolution of the Plavix patent litigation	€66-€77	€73	€76

        Morgan Stanley noted that the estimated impact of the loss of the Plavix patent on the value of a Sanofi ordinary share pre-completion of the Improved Offer based on selected research analyst consensus estimates ranges from €8 to €19, with a mean of €15 and median of €16. Morgan Stanley calculated that, adjusted for the 650 million Sanofi ordinary shares to be issued as part of the Improved Offer (assuming the Improved Offer is accepted by all Aventis shareholders and net of treasury shares), the impact per Sanofi ordinary share post-completion of the transaction would be in a range of €4 to €10 with a mean and a median of €8.

        Broker estimates and target prices are not necessarily indicative of the prices of Sanofi ordinary shares in the future, nor are they necessarily indicative of the actual outcome of the Plavix litigation. The actual effect of the loss of the Plavix patent on the value of the consideration received by Aventis shareholders may be significantly more or less than the effect suggested by broker estimates. The actual outcome of the Plavix litigation is uncertain and is based upon factors beyond the control of the parties or their respective advisors. Morgan Stanley assumes no responsibility on the effect of the outcome of the Plavix litigation on the price of Sanofi ordinary shares.

        Morgan Stanley performed a variety of financial and comparative analyses for the purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Morgan Stanley's opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Aventis. Morgan Stanley made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are based on factors beyond the control of Aventis or Sanofi. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley prepared these analyses solely for purposes of Morgan Stanley providing its opinion to the Aventis Supervisory Board as to the fairness from a financial point of view of the consideration to be received by holders of Aventis ordinary shares in the Improved Offer. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or traded. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Aventis, Sanofi, Morgan Stanley or any other person assumes responsibility if future results are materially different from those forecast.

        The consideration to be paid to holders of Aventis ordinary shares in the Improved Offer was determined through arms-length negotiations between Aventis and Sanofi, and was approved by the Aventis Supervisory Board. Morgan Stanley provided advice to the Aventis Supervisory Board during these negotiations. Morgan Stanley did not, however, recommend any specific Improved Offer consideration or that any specific exchange ratio constituted the only appropriate Improved Offer consideration.

        As described above, Morgan Stanley's opinion to the Aventis Supervisory Board was one of many factors taken into consideration by the Aventis Supervisory Board in making its determination to approve the Improved Offer. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Aventis Supervisory Board with respect to the Improved Offer consideration or of whether the Aventis Supervisory Board would have been willing to agree to different Improved Offer consideration. The foregoing summary does not purport to be a complete description of the analyses performed by Morgan Stanley in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Morgan Stanley attached as Annex B to this Schedule 14D-9.

        Morgan Stanley is an internationally recognized bank and advisory firm. Morgan Stanley, as part of its investment banking and advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. Morgan Stanley has acted as financial advisor to the Supervisory Board of Aventis in connection with the Improved Offer and will receive a customary fee for its services, a significant portion of which is contingent upon the consummation of the transaction. In addition, Aventis has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees of each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including liabilities under the US federal securities laws related to or arising out of its engagement. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Aventis and Sanofi, respectively and in the past two years, and have received customary fees for the rendering of these services. Morgan Stanley and/or its affiliates may, from time to time, engage in transactions and perform services for Aventis and/or Sanofi in the ordinary course of their business. In addition, in the ordinary course of their trading, brokerage and financing activities, Morgan Stanley and/or its affiliates may at any time hold long and short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of Aventis and Sanofi.

  Opinion of Rothschild & Cie

        On April 25, 2004, Rothschild & Cie ("Rothschild") delivered its oral opinion to the Supervisory Board of Aventis, subsequently confirmed in writing, that, as of April 25, 2004, the consideration offered by Sanofi in the Improved Offer is fair from a financial point of view to the holders of Aventis ordinary shares.

        The full text of the written opinion of Rothschild, dated April 25, 2004, which identifies the information reviewed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this Schedule 14D-9. The description of the Rothschild opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Aventis ordinary shares should read the Rothschild opinion in its entirety.

        In connection with its opinion, Rothschild reviewed, among other things:

  1.
  annual reports to shareholders and certain other communications from Aventis to its shareholders;

  2.
  annual reports to shareholders and certain other communications from Sanofi to its shareholders;

  3.
  documents filed with the AMF and the SEC by Sanofi relating to its initial offer;

  4.
  other publicly available information relating to Aventis and Sanofi (including certain reports and forecasts produced by equity research analysts);

  5.
  internal financial analyses and forecasts for Aventis prepared by its management;

  6.
  reported prices and trading activity for the Aventis and Sanofi ordinary shares on Euronext Paris;

  7.
  financial and stock market information for Aventis and Sanofi as compared with similar information for selected companies in the pharmaceutical industry, the securities of which are publicly traded;

  8.
  financial terms of selected recent business combinations in the pharmaceutical sector specifically and in other industries in general;

  9.
  other financial analyses and studies as Rothschild considered appropriate; and

  10.
  a draft dated April 25, 2004, of the agreement between Aventis and Sanofi in connection with the Improved Offer (the "Agreement").

        In rendering its opinion, Rothschild has assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by it or discussed with it. Rothschild assumed that all of the respective financial and tax estimates, forecasts and other information that were provided to or discussed with it, including the assessment of the synergies (and the timing of the realization thereof) expected to result from the transaction contemplated by the Agreement, were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Aventis and Sanofi. Rothschild assumed that the final terms of the Agreement, would not vary materially from those set forth in the draft reviewed by it and that the transaction contemplated therein would be consummated in accordance with the terms of the Agreement, including its ancillary agreements and exhibits, without waiver, modification or amendment of any material delay, limitation, restriction or condition to obtain necessary regulatory or third party approvals, consents or releases.

        For purposes of its opinion, Rothschild also has assumed that the risks associated with the Plavix® litigation, in particular the probability of occurrence of a negative outcome and its financial consequences, were appropriately reflected in the market price of the Sanofi ordinary shares. Rothschild's opinion is rendered as of April 25, 2004 and, accordingly, Rothschild gives no opinion as to the fairness of the consideration to be received in the Improved Offer in the event of the actual loss of the Plavix patent before its planned expiry. Rothschild notes in its opinion that such event could materially adversely affect the value of the consideration to be received in the Improved Offer.

        Rothschild reviewed target prices for Sanofi ordinary shares, based on reports of research analysts covering the company. Rothschild noted that based on such reports, a negative outcome in the Plavix patent litigation could materially and adversely affect the value of the consideration in the Improved Offer.

        Rothschild noted that the estimated impact of the loss of the Plavix patent per Sanofi ordinary share pre-transaction based on selected research analysts' consensus estimates ranges from €8 to €17. Rothschild observed that, adjusted for the 650 million Sanofi ordinary shares to be issued as part of the Improved Offer (assuming the Improved Offer is accepted by all Aventis shareholders and net of treasury shares), the impact per Sanofi ordinary share post-completion of the transaction would be in a range of €4 to €9.

        Research analysts' estimates and target prices are not necessarily indicative of Sanofi ordinary share prices in the future, nor are they necessarily indicative of the actual outcome of the Plavix litigation. The actual effect on the value of the consideration received by holders of Aventis ordinary shares may be significantly more or less than the effect suggested by the research analysts' estimates. The actual outcome of the Plavix litigation is uncertain and is based upon factors beyond the control of the parties or their respective advisors. Rothschild assumes no responsibility on the effect of the outcome of the Plavix litigation on the share price of Sanofi ordinary shares.

        The Rothschild opinion addresses only the fairness to the holders of Aventis ordinary shares, from a financial point of view and as of April 25, 2004, of the consideration to be received in the transaction contemplated by the Agreement and does not address any other matter. Rothschild does not express any opinion as to what the value of the Sanofi ordinary shares actually will be when issued pursuant to the transaction contemplated by the Agreement or the price at which the Sanofi ordinary shares will trade or can be sold at any time.

        Rothschild has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Aventis or Sanofi nor has it made any physical inspection of the properties or assets of Aventis or Sanofi. Furthermore, it has not had access to any non-public information nor performed any due diligence on any non-public information relating to Sanofi, nor has it participated in any discussion with Sanofi or its advisors in relation to Sanofi or the terms of the transaction contemplated by the Agreement.

        Rothschild has acted as financial advisor to Aventis in connection with the transaction contemplated by the Agreement and will receive a customary fee for such services, a significant proportion of which is contingent upon the consummation of the transaction. Rothschild and/or its affiliates have provided in the past, and currently provide, services to Aventis, for which services they have received and expect to receive customary compensation. In the ordinary course of their business, Rothschild and/or its affiliates may actively trade or hold the securities of Aventis and Sanofi for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Rothschild and/or its affiliates may maintain relationships with Aventis, Sanofi and their respective affiliates.

        Rothschild's advisory services and its opinion provided to the Supervisory Board of Aventis on April 25, 2004, were provided for the information of the Supervisory Board of Aventis in its evaluation of the Improved Offer. Its opinion does not address the merits of the decision by the Supervisory Board of Aventis to proceed with the transaction contemplated by the Agreement nor does it constitute a recommendation or an opinion as to whether or not any holder of Aventis ordinary shares should accept the Improved Offer and tender their shares.

        The following is a summary of the material financial analyses, each of which is a standard valuation methodology customarily undertaken in transactions of this type, performed by Rothschild in connection with the rendering of its opinion dated April 25, 2004 to the Supervisory Board of Aventis that is attached as Annex C to this Schedule 14D-9. The financial analyses summarized below include information presented in tabular format. In order to fully understand Rothschild's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Rothschild's financial analyses.

Premium Analysis

        Rothschild analyzed the aggregate consideration to be received by holders of Aventis ordinary shares in the Improved Offer to derive the implied premium over the closing prices for Aventis ordinary shares on a spot basis, as well as on an average basis over the one-month, three-month and six-month periods as of:

  (i)
  January 21, 2004 (the last trading day before the first rumours regarding an unsolicited initial offer by Sanofi for Aventis) (the "Unaffected Premium")

  (ii)
  April 23, 2004 (the last trading day before public announcement of the Improved Offer) (the "Affected Premium").

        The following table presents the results of this analysis:

	Spot price	1-month average	3-month average	6-month average
Unaffected Premium	30.1%	31.4%	35.6%	36.2%
Affected Premium	0.6%	2.8%	5.9%	16.5%

Stock Market Parity Analysis

        Rothschild compared the equity market capitalization of Aventis and Sanofi on a spot basis, as well as on an average basis over the one-month, three-month and six-month periods as of:

  (i)
  January 21, 2004 (the last trading day before the first rumours regarding an unsolicited initial offer by Sanofi for Aventis) (the "Unaffected Share Price")

  (ii)
  23 April 2004 (the last trading day before public announcement of the Improved Offer) (the "Affected Share Price").

        Rothschild then conducted an ownership ratio analysis that compared the equity market capitalization of Aventis against the sum of the market capitalization of Aventis and Sanofi.

        Rothschild noted that the exchange ratio, expressed in terms of the number of Sanofi ordinary shares exchanged for each Aventis ordinary share, resulting from this analysis ranged from 0.88 to 0.90 on an unaffected basis and from 1.02 to 1.18 on an affected basis as compared to the 1.17 exchange ratio implied by the Improved Offer (based on the all-stock election).

Discounted cash flow analysis

        A discounted cash flow analysis determines per share values considering the present value of both projected free cash flows and an estimated future value of the entity based on a range of perpetual growth rates of free cash flow beyond the forecast period. Rothschild performed a discounted cash flow analysis of Aventis based on (i) equity research analysts' consensus and (ii) projections prepared by Aventis management.

        Applying a range of discount rates and a range of terminal free cash flow growth rates, and adjusting for the value of minority interest and net debt, Rothschild calculated an implied value per Aventis ordinary share of between approximately €58 and €81 based on market consensus and on Aventis management projections.

Equity research analysts' average target prices

        Rothschild reviewed published equity research analysts' target prices for Aventis and Sanofi ordinary shares over the two-month period ended April 23, 2004.

        Rothschild observed that the average equity research analysts' target prices for Aventis and Sanofi ordinary shares for the period described above were €62.0 per share and €62.5 per share, respectively.

Trading performance

        Rothschild reviewed Aventis and Sanofi Unaffected Share Price and Affected Share Price on a spot basis, as well as on an average basis over the one-month, three-month, and six-month periods. Aventis Unaffected Share Price ranged from €48 to €54, and Affected Share Price from €57 to €66. Sanofi Unaffected Share Price ranged from €54 to €60, and Affected Share Price from €54 to €56.

Comparisons of premiums observed in selected precedent large pharmaceutical transactions

        Rothschild reviewed and compared the implied premium of the Sanofi Improved Offer with premiums observed in the following precedent large pharmaceutical transactions:

  •
  Pfizer Inc./ Pharmacia Corporation (2002)
  •
  Glaxo Wellcome plc/SmithKline Beecham plc (2000)
  •
  Pfizer Inc./Warner-Lambert Company (1999)
  •
  Monsanto Company/Pharmacia-Upjohn, Inc. (1999)
  •
  Rhône Poulenc/Hoechst (1999)
  •
  Sanofi/Synthelabo (1999)
  •
  Zeneca/Astra (1998)
  •
  Sandoz/Ciba (1996)
  •
  Pharmacia AB/The Upjohn Company (1995)
  •
  Glaxo plc/Wellcome plc (1995)

        The implied premium of the Sanofi Improved Offer was computed on the basis of the one-month average share price of Sanofi ordinary shares as of January 21, 2004, multiplied by the standard entitlement of an exchange ratio of 0.8333 Sanofi ordinary share and €20 in cash for each Aventis ordinary share, divided by the one-month average share price of Aventis ordinary shares as of January 21, 2004 (the last day before market rumors regarding an unsolicited initial offer by Sanofi for Aventis).

        The premiums offered in precedent large pharmaceutical transactions were calculated on the basis of the one-month average share price as of the day before the announcement or before the first market rumors regarding these transactions.

        Rothschild observed that the implied premium of the Sanofi Improved Offer over the average one-month share prices as of January 21, 2004 is 31.4% where the premiums offered in precedent large pharmaceutical transactions range from -0.1% to 50.6% with an average premium of 21.2% and a median premium of 12.0%.

Comparisons of premiums observed in precedent large French public offers

        Rothschild reviewed and compared the implied premium of the Sanofi Improved Offer with premiums observed in the following precedent large public offers in France:

  •
  Alcan Inc./Pechiney (2003)
  •
  Crédit Agricole SA/Crédit Lyonnais SA (2002)
  •
  Schneider Electric SA/ Legrand (2001)
  •
  HSBC Holdings plc/CCF S.A. (2000)
  •
  Dexia Belgium/Dexia France (1999)
  •
  Carrefour/Promodes (1999)
  •
  Total Fina SA/Elf SA (1999)
  •
  BNP/Paribas (1999)
  •
  Allianz Aktiengesellschaft/Assurances Generales de France (1998)

        The implied premiums of the Sanofi Improved Offer was computed on the basis of the one-month average share price of Sanofi ordinary shares as of January 21, 2004, multiplied by the standard entitlement of an exchange ratio of 0.8333 Sanofi ordinary share and €20 in cash for each Aventis ordinary share, divided by the one-month average share price of Aventis ordinary shares as of January 21, 2004 (the last day before market rumors regarding an unsolicited initial offer by Sanofi for Aventis).

        The premium offered in precedent large public offers in France were calculated on the basis of the one-month average share price as of the day before the announcement or the day before the first market rumors regarding these transactions.

        Rothschild observed that the implied premium of the Sanofi Improved Offer over the average one-month share prices as of 21 January 2004 is 31.4% where the premiums offered in precedent large French public offers range from 14.8% to 63.9% with an average premium of 36.5% and a median premium of 30.3%.

Contribution Analysis

        A contribution analysis demonstrates the parties' respective historical and projected contributions, on a percentage basis, to the income statement of the pro forma combined entity, not including estimated synergies or incremental transaction related expenses, and compares these contributions to the parties' shareholders relative equity interests in the pro forma combined entity. Based on equity research analysts' forecasts for Aventis and Sanofi, Rothschild compared estimated average 2003-2007 operating and financial information, including, among other things, EBITDA including pre-tax earnings from associated companies, EBITA including pre-tax earnings from associated companies and adjusted net income (pre-goodwill and pre-exceptionals) for Aventis and Sanofi.

        The respective contribution of Aventis and Sanofi has been adjusted for differences in financial structure resulting from different financial debt or cash positions.

        The exchange ratios implied by the adjusted contribution analysis range from 1.02 to 1.14 based on EBITDA, EBITA and adjusted net income (pre-goodwill and pre-exceptionals) where the all-stock election ratio implied by the Sanofi Improved Offer is 1.17.

Pro Forma Net Income pre-goodwill Accretion Analysis

        Rothschild prepared a pro-forma analysis of the financial effect of the transaction using equity research analysts' forecasts for Aventis and Sanofi adjusting for and assuming, among other things:

  •
  the expected disposal of a limited number of Sanofi's and Aventis' products to comply with anti-trust regulations;
  •
  the impact of estimated synergies of the transaction, but excluding the estimated restructuring costs required to achieve these synergies (as they are considered as exceptional items);
  •
  the financing cost (after tax) of the cash component of the Improved Offer;
  •
  100% acceptance level for the Improved Offer; and
  •
  no share buy-back in the combined entity (cash flows being mostly dedicated to the repayment of the acquisition debt).

        Rothschild compared the adjusted net income of Aventis, on a standalone basis, to the holders of Aventis ordinary shares' proportional share of the pro forma adjusted net income of the combined entity before exceptional items (e.g., restructuring charges necessary to implement synergies) over the period 2003 through 2007. Rothschild performed this analysis based on the announced ownership ratio for Aventis and Sanofi respective shareholders implied by the terms of the Improved Offer. The analysis indicated that the transaction would be accretive on a pre-goodwill basis to holders of Aventis ordinary shares throughout the period including in the year 2004 on a pro forma basis.

Comparison of Selected Publicly Traded Companies

        Rothschild reviewed and compared certain financial information, ratios and public market multiples relating to Aventis and Sanofi to corresponding financial information, ratios and public market multiples for publicly traded companies in the pharmaceutical industry (AstraZeneca Plc, GlaxoSmithKline Plc, Novartis AG, Roche Holdings Inc., Bristol Myers Squibb Company, Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc., Wyeth, Inc., Abbott Laboratories Inc., Johnson & Johnson Inc.).

        This analysis demonstrates how the public market values Aventis and Sanofi ordinary shares relative to other publicly traded companies in the pharmaceutical industry.

        The multiples of the publicly traded companies in the pharmaceutical industry were calculated using market capitalization based on the one-month average share price as of April 23, 2004. The financial information used for each of the selected companies was based on recent publicly available information, including research analysts' estimates.

        The multiples for Aventis were based on equity research analysts' estimates and market capitalization, both on an affected (with reference to April 23, 2004, applying terms implied by the Improved Offer) and an unaffected basis (with reference to January 21, 2004, pre-initial offer).

        Rothschild calculated and compared levered market capitalization (enterprise value that is the market value of common equity plus the book value of debt less cash and the book value of minority interest) as a multiple of analysts' estimated calendar years 2004, 2005, 2006 and 2007 EBITDA including pre-tax earnings from associated companies. Rothschild also compared the selected companies' analysts estimated calendar years 2004, 2005, 2006 and 2007 price/earnings ratios (PER) as well as to the selected companies' analysts estimated PER for calendar year 2005/analysts estimated growth earnings ratios for the 2005-2007 period (PEG-Price Earnings Growth 2005-2007).

EV / EBITDA

	2004	2005	2006	2007
Minimum	8.3x	7.9x	7.5x	7.1x
Maximum	17.7x	14.9x	13.1x	12.2x
Average	11.6x	10.5x	9.8x	9.1x
Aventis based on unaffected data, pre-initial offer	8.1x	7.8x	7.6x	7.1x
Aventis at Improved Offer price (affected basis)	10.0x	9.5x	9.1x	8.5x

PER

	2004	2005	2006	2007
Minimum	12.4x	11.7x	10.8x	10.0x
Maximum	24.3x	20.0x	17.4x	15.9x
Average	17.8x	15.8x	14.4x	13.3x
Aventis based on unaffected data, pre-initial offer	13.1x	12.2x	11.6x	10.6x
Aventis at Improved Offer price (affected basis)	16.0x	14.6x	13.6x	12.4x
PEG 2005-2007
Minimum	1.2x
Maximum	1.8x
Average	1.5x
Aventis at the Improved Offer price (affected basis)	1.7x

Illustrative Value Enhancement Analysis

        Based on equity research analysts' forecasts for Aventis and Sanofi, Rothschild analyzed the illustrative value creation potential of the combined entity.

        This analysis takes into account, inter alia, the following elements:

  •
  the combined market capitalization of Aventis and Sanofi implied by their market target price as of April 23, 2004, the cash amount to be paid by Sanofi to holders of Aventis ordinary shares in the Improved Offer assuming full success of the Improved Offer and the estimated value of the synergies including costs associated with their implementation.

  •
  certain illustrative assumptions as to the rating for the combined entity as measured by its assumed 2007 PER, ranging from Aventis current rating to that of the average of sample of comparable traded companies.

  •
  the announced ownership ratio for Aventis and Sanofi respective shareholders implied by the terms of the Improved Offer.

        Rothschild concluded that under these assumptions, the transaction would be value enhancing to the holders of Aventis ordinary shares.

Special considerations of Rothschild

        The preparation of a fairness opinion is a complex process, and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Rothschild's opinion. In arriving at its fairness determination, Rothschild considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather Rothschild made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

        These analyses were prepared for purposes of Rothschild providing its written opinion to the Supervisory Board of Aventis as to the fairness from a financial point of view to the holders of Aventis ordinary shares of the consideration to be received in the Improved Offer. These analyses do not purport to be appraisals or reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors.

        As described above, Rothschild's opinion to the Aventis Supervisory Board was one of many factors taken into consideration by the Aventis Supervisory Board in making its determination to approve the Improved Offer of Sanofi. The foregoing summary does not purport to be a complete description of the respective analyses performed by Rothschild and is qualified by reference to the written opinion of Rothschild attached as Annex C to this Schedule 14D-9.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004	AVENTIS

	By	/s/ IGOR LANDAU
	Name:	Igor Landau
	Title:	Chairman of the Management Board

QuickLinks

  Item 4. The Solicitation or Recommendation.
Exchange Ratio Analysis
Implied Premium Analysis
Aventis Contribution to the Pro Forma Combined Company
Selected Companies
Selected Companies
Selected Transactions
Illustrative Value Creation Analysis (Assuming standard entitlement)
Value per Aventis ordinary share (Based on standard entitlement)
Research Analysts Target Price
EV / EBITDA
PER
SIGNATURE